

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 2, 2015

Via E-mail
Julien François
Chief Financial Officer
Western Copper and Gold Corporation
18th floor 570 Granville Street
Vancouver, British Columbia V6C 3P1

**Re:    Western Copper and Gold Corporation**
**Form 40-F for the Year Ended December 31, 2014**
**Filed March 27, 2015**
**File No. 001-35075**

Dear Mr. François:

We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining